Morgan Stanley Finance LLC Structured Investments	Free Writing Prospectus to Preliminary Terms No. 1,614 Registration Statement Nos. 333-221595; 333-221595-01 Dated February 20, 2019 Filed pursuant to Rule 433

Buffered PLUS Based on the Financial Select Sector SPDR® Fund due March 25, 2021

This document provides a summary of the terms of the Buffered PLUS offered by Morgan Stanley Finance LLC. Investors should review carefully the accompanying preliminary terms, product supplement, index supplement and prospectus prior to making an investment decision.

SUMMARY TERMS
Issuer:	Morgan Stanley Finance LLC (“MSFL”)
Guarantor:	Morgan Stanley
Maturity date:	March 25, 2021
Underlying shares:	Shares of the Financial Select Sector SPDR® Fund (the “Fund”). For more information about the underlying shares, see the accompanying preliminary terms.
Payment at maturity per Buffered PLUS:

If the final share price is greater than the initial share price:

$1,000 + leveraged upside payment

In no event will the payment at maturity exceed the maximum payment at maturity

If the final share price is less than or equal to the initial share price but has decreased from the initial share price by an amount less than or equal to the buffer amount of 10%:

$1,000

If the final share price is less than the initial share price and has decreased from the initial share price by an amount greater than the buffer amount of 10%:

($1,000 x the share performance factor) + $100

Under these circumstances, the payment at maturity will be less than the stated principal amount of $1,000. However, under no circumstances will the Buffered PLUS pay less than $100 per Buffered PLUS at maturity.

Leveraged upside payment:	$1,000 × leverage factor × share percent increase
Share percent increase:	(final share price – initial share price) / initial share price
Share performance factor:	final share price / initial share price
Initial share price:	The price of one underlying share on the pricing date.
Final share price:	The closing price of one underlying share on the valuation date times the adjustment factor on such date
Adjustment factor:	1.0, subject to adjustment in the event of certain events affecting the underlying shares
Valuation date:	March 22, 2021, subject to postponement for non-trading days and certain market disruption events
Leverage factor:	200%
Buffer amount:	10%. As a result of the buffer amount of 10%, the value at or above which the underlying shares must close on the valuation date so that investors do not suffer a loss on their initial investment in the Buffered PLUS is 90% of the initial share price.
Minimum payment at maturity:	$100 per Buffered PLUS (10% of the stated principal amount)
Maximum payment at maturity:	$1,215.00 to $1,265.00 per Buffered PLUS (121.50% to 126.50% of the stated principal amount). The actual maximum payment at maturity will be determined on the pricing date.
Stated principal amount:	$1,000 per Buffered PLUS
Pricing date:	March 22, 2019
Original issue date:	March 27, 2019 (3 business days after the pricing date)
CUSIP/ISIN:	61768DS22 / US61768DS228
Listing:	The Buffered PLUS will not be listed on any securities exchange.
Agent:	Morgan Stanley & Co. LLC, an affiliate of MSFL and a wholly owned subsidiary of Morgan Stanley. See “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms. The agent commissions will be as set forth in the final pricing supplement.
Estimated value on the pricing date:	Approximately $973.80 per Buffered PLUS, or within $15.00 of that estimate. See “Investment Summary” in the accompanying preliminary terms.

Overview

The Buffered PLUS offered are unsecured obligations of MSFL and are fully and unconditionally guaranteed by Morgan Stanley. The Buffered PLUS will pay no interest, provide a minimum payment at maturity of only 10% of the stated principal amount and have the terms described in the accompanying preliminary terms, product supplement for PLUS, index supplement and prospectus. At maturity, if the underlying shares have appreciated in value, investors will receive the stated principal amount of their investment plus leveraged upside performance of the underlying shares, subject to the maximum payment at maturity. If the underlying shares have depreciated in value, but the underlying shares have not declined by more than the specified buffer amount, the Buffered PLUS will redeem for par. However, if the underlying shares have declined by more than the buffer amount, investors will lose 1% for every 1% decline beyond the specified buffer amount, subject to the minimum payment at maturity of 10% of the stated principal amount. Investors may lose up to 90% of the stated principal amount of the Buffered PLUS. The Buffered PLUS are for investors who seek an equity fund-based return and who are willing to risk their principal and forgo current income and upside above the maximum payment at maturity in exchange for the leverage and buffer features that in each case apply to a limited range of performance of the underlying shares. The Buffered PLUS are notes issued as part of MSFL’s Series A Global Medium-Term Notes program.

All payments are subject to our credit risk. If we default on our obligations, you could lose some or all of your investment. These Buffered PLUS are not secured obligations and you will not have any security interest in, or otherwise have any access to, any underlying reference asset or assets.

Hypothetical Payout on the Buffered PLUS

The payoff diagram below illustrates the payment at maturity on the Buffered PLUS and assumes a hypothetical maximum payment at maturity of $1,240.00 per Buffered PLUS (124.00% of the stated principal amount, the midpoint of the specified range).

Investing in the Buffered PLUS involves risks. See “Selected Risks” on the following page and “Risk Factors” in the accompanying preliminary terms.

You should read this document together with the accompanying preliminary terms, product supplement, index supplement and prospectus describing the offering before you decide to invest. You may access the preliminary terms through the below link:

https://www.sec.gov/Archives/edgar/data/895421/000095010319002099/dp102417_fwp-ps1614.htm

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Risk Considerations

The risks set forth below are discussed in more detail in the “Risk Factors” section in the accompanying preliminary terms. Please review those risk factors carefully prior to making an investment decision.

•	Buffered PLUS do not pay interest and provide a minimum payment at maturity of only 10% of your principal.
•	The appreciation potential of the Buffered PLUS is limited by the maximum payment at maturity.
•	The market price of the Buffered PLUS will be influenced by many unpredictable factors.
•	The Buffered PLUS are subject to our credit risk, and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the Buffered PLUS.
•	As a finance subsidiary, MSFL has no independent operations and will have no independent assets.
•	The amount payable on the Buffered PLUS is not linked to the value of the underlying shares at any time other than the valuation date.
•	Investing in the Buffered PLUS is not equivalent to investing in the underlying shares or the stocks composing the Financial Select Sector Index.
•	Investing in the Buffered PLUS exposes investors to risks associated with investments in securities with a concentration in the financial services sector.
•	Adjustments to the underlying shares or to the Financial Select Sector Index could adversely affect the value of the Buffered PLUS.
•	The performance and market price of the Fund, particularly during periods of market volatility, may not correlate with the performance of the share underlying index, the performance of the component securities of the share underlying index or the net asset value per share of the Fund.
•	The rate we are willing to pay for securities of this type, maturity and issuance size is likely to be lower than the rate implied by our secondary market credit spreads and advantageous to us. Both the lower rate and the inclusion of costs associated with issuing, selling, structuring and hedging the Buffered PLUS in the original issue price reduce the economic terms of the Buffered PLUS, cause the estimated value of the Buffered PLUS to be less than the original issue price and will adversely affect secondary market prices.
•	The estimated value of the Buffered PLUS is determined by reference to our pricing and valuation models, which may differ from those of other dealers and is not a maximum or minimum secondary market price.
•	The antidilution adjustments the calculation agent is required to make do not cover every event that could affect the shares of the Financial Select Sector SPDR® Fund.
•	The Buffered PLUS will not be listed on any securities exchange and secondary trading may be limited.
•	The calculation agent, which is a subsidiary of Morgan Stanley and an affiliate of MSFL, will make determinations with respect to the Buffered PLUS.
•	Hedging and trading activity by our affiliates could potentially adversely affect the value of the Buffered PLUS.
•	The U.S. federal income tax consequences of an investment in the Buffered PLUS are uncertain.

Tax Considerations

You should review carefully the discussion in the accompanying preliminary terms under the caption “Additional Information About the Buffered PLUS– Tax considerations” concerning the U.S. federal income tax consequences of an investment in the Buffered PLUS. However, you should consult your tax adviser regarding all aspects of the U.S. federal income tax consequences of an investment in the Buffered PLUS, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Financial Select Sector SPDR® Fund Historical Performance

The following graph sets forth the daily closing price of the Financial Select Sector SPDR® Fund for each quarter in the period from January 1, 2014 through February 15, 2019. You should not take the historical values of the Financial Select Sector SPDR® Fund as an indication of its future performance, and no assurance can be given as to the closing price of the Financial Select Sector SPDR® Fund on the valuation date.

Financial Select Sector SPDR® Fund Daily Closing Prices January 1, 2014 to February 15, 2019